EXHIBIT 20.1


BIO-SOLUTIONS MANUFACTURING, INC., signed letter of intent to acquire the assets of Enviro Dynamic Systems Inc and announced new President and CEO of BSLM.

BIO-SOLUTIONS MANUFACTURING, INC., (OTC BB:BSLM.OB), a Nevada Corporation announced today that it has signed a letter of intent to acquire the assets of Enviro Dynamic Systems Inc.(EDSI), a Nevada Corporation, and the to hiring its founder Mr. Michael O'Gorman, as the new President and CEO of BSLM.


EDSI was founded and incorporated in 2002 by Michael O'Gorman. The company designs and builds co-generation plants and incorporates unique and proprietary state-of-the-art designed ancillary profit centers of aquaculture and hydroponics farming. Thus utilizing the co-generation plant's excess thermal energy. These ancillary profit centers are unique to EDSI's proprietary designs and insure 12 month growing seasons with pesticide free produce and fish. EDSI maintains corporate offices in New Jersey and Heraklion Crete. EDSI holds joint venture contracts with leading research and educational institutions such as Rutgers University and University of Maryland as well as major manufacturers of component parts.

Mr. O'Gorman received his BS in Organic Chemistry in August of 1976 from St. Peter's College, and completed his MBA in International Finance in August of 1979 from Fairleigh Dickenson University, Graduate School of Business in Madison, New Jersey. He also received his Juris Doctor in 1982 from University of Connecticut at Bridgeport School of Law where he graduated in the top 2% of his class.

His honors include The Presidents Award for Master Thesis and Who's Who among Students in American Universities and Colleges.

BSLM is confident that with Mr. O'Gorman's education and background, his appointment as Director and President will be an asset to the company.

According to O'Gorman, "The market is begging for safer and ecological enhancing products and services needed to preserve the environment and protect our future generations. I am looking forward to using my talents and leadership experience to work towards achieving this end and bringing value to our investors."

Krish Reddy, PhD recently announced that he has resigned his post as CEO and Director of BSLM and will assume the position as Chief Administrator in the Department of Technology and Research and Development. Dr. Reddy will continue to focus his efforts on the development of new products, and the design, improvement, modification and quality control of all existing products.



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About Bio Solutions Manufacturing Inc.

Bio Solutions has developed superior microbiological products for waste bioremediation. Bio currently services many municipal collection systems and a growing number of food service facilities in the United States. The company's products have been approved by an ever-growing number of municipalities for use in food service facilities that produce waste products introduced into the municipal collection systems. Bio Solutions' products treat waste in an environmentally friendly and safe manner in compliance with Federal and State government standards.


Safe Harbor for Forward-Looking Statements:

Except for historical information contained herein, the statements in this news release are forward-looking statements that involve risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in the future periods to differ materially from forecasted results.




     Contact Information:

     Loyola Financial Shareholder Services
     Email: bslm@4lfs.com
     Phone: 1.800.963.6535
     Online company profile: http://www.4lfs.com/clients.asp